March 13, 2013

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Separate Account – I (“Registrant”)
Jackson National Life Insurance Company
File Nos. 333-178774 and 811-08664
Withdrawal of Amendment to a Registration
Statement under the Securities Act of 1933

Dear Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, Registrant is respectfully requesting the withdrawal of Post-Effective Amendment No. 5 to the Registration Statement (File Nos. 333-178774 and 811-08664) filed on January 18, 2013 (Accession No. 0001045032-13-000006).

This request for withdrawal is being made consistent with discussions with the Securities and Exchange Commission staff.  No securities were sold in connection with the Amendment.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc:           Alberto Zapata